Mail Stop 6010

      August 9, 2005

Via Facsimile and U.S. Mail

Mr. Collin J. D`Silva
President and Chief Executive Officer
Transgenomic, Inc.
12325 Emmet Street
Omaha, NE   68164


	Re:	Transgenomic, Inc.
		Form 10-K for the year ended December 31, 2004
Filed April 15, 2005
		File No. 0-30975


Dear Mr. D`Silva:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Item 7 - Management`s Discussion and Analysis, page 11

Overview

1. The pro forma presentation of the restructuring plan and impairment charges has resulted in the creation of multiple non-GAAP financial measures. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future periodic reports filed under the 1934 Exchange Act.

2. Further, you may not exclude charges or liabilities that require cash settlement from non-GAAP liquidity measures or adjust a non-GAAP performance measure to eliminate items identified as nonrecurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there has been a similar charge the last two years. Please revise in future filings to comply with Item 10(e)(1)(ii) of Regulation S-K.

3. If you elect to replace these non-GAAP financial measures with a new non-GAAP financial measure in future filings, please ensure each non-GAAP financial measure complies with all of the requirements of
Item 10(e) of Regulation S-K. Accordingly, present a reconciliation of each non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP. In addition, provide disclosure of the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. In this regard, if you elect to present a new non-GAAP financial measure, please refrain from using a label of "pro forma."
The term "pro forma" has very specific meaning in accounting literature and is defined in Article 11 of Regulation S-X. As such, it is not applicable for presentation of a non-GAAP financial measure.

Note E - Debt, page 30

4. We note that you recorded a beneficial conversion premium relating to the credit line in August 2004. Please reconcile for us the $353,000 shown as the beneficial conversion premium in Note E and the
$2.42 million shown as beneficial conversion premium on the statements of stockholders` equity.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626, Kevin L. Vaughn, Staff Accountant, at (202) 551-3643, or me at
(202) 551-3327 if you have questions regarding these comments.

							Sincerely,


      Michele Gohlke
					  		Branch Chief
??

??

??

??

Mr. Collin J. D'Silva
Transgenomic, Inc.
August 9, 2005
Page 3